Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

To The Board of Directors

VersaBank (the Bank)

We consent to the use of our report dated December 6, 2022 on the consolidated financial statements of the Bank which comprise the consolidated balance sheets as of October 31, 2022 and October 31, 2021, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes (collectively the “consolidated financial statements”), which is included in the Annual Report on Form 40-F of the Bank for the fiscal year ended October 31, 2022.

We also consent to the incorporation by reference of such report and to the reference to our firm under the heading “Auditors, Registrar and Transfer Agent” in the Registration Statement on Form F-10/A (No. 333-259481) of the Bank.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

December 6, 2022

Toronto, Canada

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